SEC Mail Processing Section
FEB 27 2008
Washington, DC
105

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SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Benchmark Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Fulton Street, 19th Floor
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Messina (212) 312-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Richard Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Benchmark Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Richard Messina, SCA Retirement Plan; SCA Money Purchase Plan; Lexdale Partners; Summit Capital Associates; Delaware Charter; Adam Gordon

Signature

President

Title

Notary Public

BRENDA D. CARNEGIE
Notary Public, State of New York
No. 01CA6091657
Qualified in Bronx County
Commission Expires April 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BENCHMARK COMPANY, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

THE BENCHMARK COMPANY, LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
The Benchmark Company, LLC

We have audited the accompanying statement of financial condition of The Benchmark Company, LLC as of December 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Benchmark Company, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and are not required for a fair presentation of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 1, 2008

THE BENCHMARK COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	898,848
Receivable from clearing broker		7,416,380
Securities owned, at market value		1,384,273
Furniture and equipment, net of accumulated depreciation of $660,492		248,364
Other assets		145,572
	$	**10,093,437**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	4,404,923
Commissions and salaries payable		1,610,572
Accounts payable		1,187,543
Securities sold, not yet purchased, at market value		88,875
Total liabilities		7,291,913
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		2,801,524
	$	**10,093,437**

The accompanying notes are an integral part of this statement.

THE BENCHMARK COMPANY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions	$	20,232,009
Trading profit, net		2,807,496
Other		1,744,674
Total revenues		24,784,179
EXPENSES:		
Commissions and salaries		14,720,138
General and administrative		4,077,360
Travel and entertainment		1,736,575
Clearance and floor brokerage fees		1,508,465
Communications and data processing		1,355,330
Professional fees		556,129
Occupancy		477,967
Interest expense		195,373
Depreciation		50,000
Total expenses		24,677,337
NET INCOME	**$**	**106,842**

The accompanying notes are an integral part of this statement.

THE BENCHMARK COMPANY, LLC

STATEMENT OF CHANGES MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Members' Equity
BALANCE, December 31, 2006	$ 2,694,682
Net income	106,842
BALANCE, December 31, 2007	**$ 2,801,524**

The accompanying notes are an integral part of this statement.

THE BENCHMARK COMPANY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	106,842
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		50,000
Increase in receivable from clearing broker		(602,948)
Increase in securities owned, at market value		(779,244)
Increase in other assets		(11,850)
Decrease in commissions and salaries payable		(298,278)
Increase in accounts payable		10,981
Decrease in securities sold, not yet purchased		(1,141,381)
Increase in due to clearing broker		2,252,525
NET DECREASE IN CASH AND CASH EQUIVALENTS		(413,353)
CASH AND CASH EQUIVALENTS, at beginning of year		1,312,201
CASH AND CASH EQUIVALENTS, at end of year	**$**	**898,848**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**195,373**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was originally incorporated in New York on June 22, 1988. During 2003, the Company contributed all of its assets and liabilities to a limited liability company and continues to be registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the Rules of the Self Regulatory Organizations of which the Company is a member.

Securities Owned or Sold, not yet Purchased

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated useful lives of the assets ranging from five to seven years.

Cash and Cash Equivalents

For purposes of cash flows, the Company considers highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $2,072,430 and $682,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.35 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Company leases office space under noncancellable operating leases expiring through January 2018. At December 31, 2007, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Fiscal year	Amount
2008	$ 424,063
2009	315,000
2010	315,000
2011	315,000
Thereafter	2,430,000
	$ 3,799,063

Total rental expense of $369,466 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2007.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities that it does not own and may incur losses if the market value of the securities changes subsequent to December 31, 2007.

The Company has a substantial portion of its assets on deposit with banks and clearing brokers. Assets deposited with banks and clearing brokers are subject to credit risk. In the event of a bank's or clearing broker's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits. As of December 31, 2007, the Company had cash of $698,848 in excess of the federally insured amount.

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value. Securities owned or sold, but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

THE BENCHMARK COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:	
Members' equity	$ 2,801,524
DEBITS:	
Nonallowable assets:	
Furniture and equipment, net	248,364
Non-marketable securities	3,300
Other assets	145,572
Total debits	397,236
Net capital before haircuts on securities positions	2,404,288
Haircuts on securities positions and money market instruments, including undue concentration of $110,760	331,858
NET CAPITAL	2,072,430
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,798,115, $682,000 for market making activities or $100,000, whichever is greater	682,000
Excess net capital	**$ 1,390,430**
AGGREGATE INDEBTEDNESS:	
Due to clearing broker	$ 4,404,923
Commissions and salaries payable	1,610,572
Accounts payable	1,187,543
Less: liabilities adequetely secured by assets	(4,404,923)
TOTAL AGGREGATE INDEBTEDNESS	**$ 2,798,115**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.35 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
The Benchmark Company, LLC

In planning and performing our audit of the financial statements and supplementary information of The Benchmark Company, LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Benchmark Company, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of The Benchmark Company, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that The Benchmark Company, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 1, 2008

END